SALIVA DIAGNOSTIC SYSTEMS, INC.
                              3661 HORSEBLOCK ROAD
                                     SUITE E
                            NEW YORK, NEW YORK 11763
                                 (631 ) 205-0700

                                                May 3, 2001

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

RE:   Saliva Diagnostic Systems, Inc.
      Request to Withdraw Registration Statement on Form SB-2
      File No. 333-53685

Ladies and Gentlemen:

      In accordance with Rules 477 and 478 (c) under the Securities and Exchange Act of 1933 as amended, Saliva Diagnostic Systems, Inc. (the "Registrant") hereby makes application to withdraw the above-referenced Registration Statement. The Registration Statement is being withdrawn in response to the request of the SEC staff. It has been in excess of nine months since the date of the last amendment, and the Registration Statement is now out of date.

      The Registration Statement has not been deemed effective by the Commission and no securities were issued pursuant to the offering. The Registrant intends to take advantage of the fee carryforward provisions of Rule 457 (p) under the Act and the reduction of the registration fees, thereby enabling the Registrant to register additional securities at the current reduced registration fee rate.

      Please advise if there are any questions.

                                          Very Truly Yours

                                          SALIVA DIAGNOSTIC SYSTEMS, INC.


                                          By: /s/Leo Ehrlich
                                              ----------------------------------
                                                Leo Ehrlich, President